SCHEDULE 13G

Amendment No. 3
Exodus Communications Incorporated
common stock
Cusip # 302088109

Cusip # 302088109
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	559,888
Item 6:	0
Item 7:	8,872,968
Item 8:	0
Item 9:	8,872,968
Item 11:	2.076%
Item 12:	    HC

Cusip # 302088109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	8,872,968
Item 8:	0
Item 9:	8,872,968
Item 11:	2.076%
Item 12:	IN

Cusip # 302088109
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	8,872,968
Item 8:	None
Item 9:	8,872,968
Item 11:	2.076%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Exodus Communications Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2650 San Tomas Expressway
		Santa Clara, CA  95051

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		302088109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	8,872,968

	(b)	Percent of Class:	2.076%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	559,888

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	8,872,968

	(iv)	shared power to dispose or to direct the disposition of:
	0




Item 5.	Ownership of Five Percent or Less of a CommonStock.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under
Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Exodus Communications Incorporated at December 31, 2000 is true, complete and correct.

	January 10, 2001
Date


	/s/Eric D. Roiter
Signature


	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 8,076,960 shares or 1.890% of the common stock outstanding of Exodus Communications Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 8,076,960 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 650,220 shares or 0.152% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 650,220 shares and sole power to vote or to direct the voting of 414,100 shares, and no power to vote or to direct the voting of 236,120 shares of common stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities.
As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

	Fidelity Investors II Limited Partnership ("FILP II"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited partnership, is the beneficial owner of 145,788 shares or 0.034% of the outstanding common stock of the Company. Fidelity Investors Management, LLC ("FIML"), a Delaware limited liability company, is an investment manager registered under Section 203 of the Investment Advisers Act of 1940. FIML is the general partner and investment manager of FILP II. The members of FIML and the limited partners of FILP II are certain shareholders and employees of FMR Corp.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.





SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on January 10, 2001, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Exodus
Communications Incorporated at December 31, 2000.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

Fidelity Management & Research Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel